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                             July 11, 2022

       Virginia Herring
       Chief Executive Officer
       1st Franklin Financial Corporation
       135 East Tugalo Street
       Toccoa, Georgia 30577

                                                        Re: 1st Franklin
Financial Corporation
                                                            Form 10-K for the
fiscal period ending December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 002-27985

       Dear Ms. Herring:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal period ending December 31, 2022

       Business, page 4

   1. We note that total loans originated/acquired of $1,152 million in 2021 is different from the
                                                        $588.6 million of loans
originated or purchased as reported in your audited consolidated statements of cash
flows on page 28. Please enhance your disclosures in future filings to address this
discrepancy. Include information regarding a customer's eligibility for loan renewals and or
refinancings and explain how these transactions are reflected in the business metrics
disclosed as compared to your financial statements. In addition, separately disclose the
amounts of loans renewed and or refinanced included in loans originated or acquired
and loans liquidated. Provide us with your proposed disclosure.
                                                        Refer to Item 303(b)(2)
of Regulation S-K.
   2. We note that liquidations include customer loan payments, refunds on precomputed finance charges,
renewals and charge offs. We also note on page 33 you disclose that the amount charged-off is
the unpaid balance less the unearned finance charges and the
 Virginia Herring
1st Franklin Financial Corporation
July 11, 2022
Page 2
         unearned insurance premiums, if applicable. Please tell us and enhance future filings to disclose the components of liquidations and net losses/charge-offs, including your basis for including refunds on precomputed finance charges in liquidations and if renewals include unearned finance and other charges. Provide us with your proposed disclosure.
Note. 2 Loans , page 32

3. Please revise your future filings to disclose your accounting policies for loan renewals and or refinancings, including reference to the authoritative guidance you use to support your accounting. Provide us with your proposed disclosure.
4. On page 36 you present principal balance of total loans at December 31, 2021 of $1,033.1 million which you state is net of accrued interest, deferred fees and deferred acquisition costs and net charge-off of $41.2 million which excludes unearned finance charges and unearned insurance premiums, if applicable. Please tell us why you present principal balance including unearned finance charges and unearned insurance premiums but exclude these amounts from net charge-offs.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474
with any questions.



FirstName LastNameVirginia Herring                             Sincerely,
Comapany Name1st Franklin Financial Corporation
                                                               Division of
Corporation Finance
July 11, 2022 Page 2                                           Office of
Finance
FirstName LastName